9200 Sunset Boulevard, Suite 425, West Hollywood, CA   90069

Phone: 310.860.2660  Fax: 310.860.2661

Date: April 23, 2008

Adam Phippen

Staff Accountant

Securities and Exchange Commission

Washington, D.C. 20549-0405

Re:

House of Taylor Jewelry, Inc.

Item 4.02 Form 8-K

Filed April 16, 2008

File Nos. 0-25377

Dear Mr. Phippen

Form 8-K Filed April 16, 2008

1.

Item 4.02(a) of Form 8-K requires you to disclose the following information if your audit committee concludes that previously issued financial statements should no longer be relied upon:

Company’s response:

The audit committee of the board of directors of House of Taylor Jewelry, Inc., upon the recommendation of management following a series of discussions with our independent accountants, is reviewing whether certain adjustments are required to previously issued audited financial statements. The audit committee has not yet concluded their analysis of these issues.  The audit committee is reviewing the issues with our current auditors and our prior auditors.  Singer Lewak Greenbaum & Goldstein LLP is our current auditors.  Stonefield Josephson, Inc. was our prior auditor for the years 2005 and 2006.  The two auditors have not yet concluded their review of the issues.  As such, the audit committee has not yet concluded that adjustments need to be made to previously issued financial statements and therefore have not concluded whether the previously issued financial statements should no longer be relied upon.  Upon the finalization of the discussions with the auditors and if the audit committee concludes that previously issued financial statements should no longer be relied, the Company will file a Item 4.02(a) of Form 8-K stating that previously issued financial statements should no longer be relied upon.

a.

The date of the conclusion regarding the non-reliance and an identification of the financial statements and years and periods covered that should no longer be relied upon;

Company’s response:

As previously discussed, the current and prior auditors are still reviewing whether certain adjustments are required to previously issued audited financial statements.  Therefore, the audit committee has not yet concluded that the previously issued financial statements should no longer be relied upon.

b.

A brief description of the facts underlying the conclusion to the extent known to you at the time of the filing; and

Company’s response:

The issues being reviewed by the current and prior auditors are:

1) Intangibles: In June 2005 as part of the merger agreement with Nurescell Inc., the Company recorded the value of certain license agreements as intangible assets which are being amortized over their initial terms of 79.5 months and valued the intangibles at $6,000,000 based on the value of 2,000,000 shares of common stock issued to Interplanet Productions, Ltd. and 1,000,000 shares of common stock issued to Sandbox Jewelry LLC in accordance with the merger agreement.   The Company and the auditors are reviewing whether the amortization of the intangible relating to the licenses should be treated as a permanent or a temporary difference between book and tax and the materiality of the difference between the treatment methods.

2) Beneficial Conversion Feature: On May 12, 2006, the Company issued senior secured convertible notes (Notes) in the aggregate principal amount of $11,660,000 and Series A Warrants to purchase up to 2,186,250 shares of the Company’s Common Stock.  The intrinsic value of the conversion option in the Notes totaling $2.8 million was calculated in accordance with EITF 00-27 “Application of Issue No. 98-5 to Certain Convertible Instruments” and recorded as additional paid in capital and a corresponding reduction of the carrying value of the Notes.  The beneficial conversion feature was amortized over the life of the Note using the effective interest method.  The Company and the auditors are reviewing whether the amortization of the beneficial conversion feature should be treated as a permanent or a temporary difference between book and tax and the materiality of the difference between the treatment methods.

c.

A statement of whether your audit committee discussed with your independent accountant the matters disclosed in the filing pursuant to Item 4.02(a).

Company’s response:

As previously discussed, the current and prior auditors are still reviewing whether certain adjustments are required to previously issued audited financial statements.  Therefore, the audit committee has not yet finalized discussions with the auditors as to concluding that the previously issued financial statements should no longer be relied upon.

Very truly yours,

/s/ Robert Rankin	Chief Financial Officer, Chief Operating Officer
Robert Rankin